ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

February 1, 2006	Patrick O’Brien
(617) 951-7527
pobrien @ropesgray.com

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Re:	Oscient Pharmaceuticals Corporation
Form 10-K for the year ended December 31, 2004 (File No. 0-10824) filed on March 16, 2005

Dear Mr. Rosenberg:

Set forth below is a response of Oscient Pharmaceuticals Corporation (the “Company”) to the Commission’s comments contained in its letter dated December 22, 2005 that pertain to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-10824) (the “Form 10-K”) filed on March 16, 2005.

The responses below are keyed to the comment numbers set forth in the Commission’s letter.

General

Management’s Discussion and Analysis, page 17

Major Research and Development Projects, page 22

1.	Comment: We believe that your disclosures regarding research and development projects for FACTIVE tablets, Ramoplanin, and in-process programs acquired from Genesoft could be improved. Please provide us following information in a disclosure type format:

a.	The nature, timing and estimated costs of the efforts necessary to complete each project;

b.	The anticipated completion dates;

Securities and Exchange Commission	February 1, 2006

c.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and

d.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding a. and b., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from asking a reasonable estimate.

Response: The Company proposes to add language similar to the following paragraphs to its disclosure in its Form 10-K for the Year Ended December 31, 2005 under the caption “Management’s Discussion and Analysis- Commercialization of FACTIVE”:

“As a condition to the approval to sell FACTIVE tablets, the FDA has required, as a post-marketing study commitment, that we conduct a prospective, randomized study comparing FACTIVE tablets (5,000 patients) to an active comparator (2,500 patients) in patients with acute bacterial exacerbations of chronic bronchitis and community-acquired pneumonia of mild-to-moderate severity. This study will include patients of different ethnicities to gain safety information in populations not substantially represented in the existing clinical trial program. This Phase IV trial, with approval from the FDA, commenced during the fall of 2004 and is scheduled to be completed within three to four years. Although we cannot predict with certainty the costs necessary to complete this study, we currently estimate it will cost between $8-9 million of additional spending to complete the study.

Additionally, in April of 2005, we completed a Phase III trial examining the potential use of FACTIVE tablets for the five-day treatment of mild-to-moderate community-acquired pneumonia. Based on the results of this study, in October 2005 we submitted a supplemental new drug application with the FDA for approval to promote the five day treatment of FACTIVE tablets for this indication. In January 2006, the FDA accepted our submission of filing. We expect the FDA to act on our application by the end of September 2006. There is no assurance that the FDA will approve our application.

The Company recently agreed with the FDA regarding the design of the clinical trial to further test Ramoplanin, another product candidate under development by the Company. The Company is in the process of finalizing plans for the required clinical trials. Even once the Company’s initial planning is complete, the development of Ramoplanin, including cost and timing, will remain subject to numerous factors beyond the Company’s control, such as identifying centers and physicians to conduct the clinical trials, the pace of enrollment in clinical trials, possible regulatory delays of clinical trials and the strength of the data produced by a given trial. As a

Securities and Exchange Commission	February 1, 2006

result of these factors, the Company is unable to determine the estimated completion date or the estimated cost to complete the Ramoplanin trial.

With respect to the Company’s earlier stage programs, the Company does not track total actual costs or estimated costs to completion for each of its preclinical projects. The Company has not disclosed the nature, timing and cost of the efforts necessary to complete its other projects or the anticipated completion dates, because these items are not known or estimable by the Company. For instance, before the Company could even begin clinical trials for any of these programs, it would have to identify lead compounds, complete preclinical safety testing of these compounds and file an initial new drug (IND) with the FDA. Given the risk of scientific failure inherent in early stage discovery programs, the Company cannot predict the estimated completion date or estimated cost to complete any of its research and development projects and given the uncertainties related to development, we are currently unable to reliably estimate, when, if ever, our product candidates will generate revenue and cash flows.”

Critical Accounting Policies & Estimates, page 24

Sales Rebates, Discounts and Incentives, page 24

2.	Comment: We believe that your disclosure related to estimates that reduce gross revenues could be improved. Please provide us the following information in disclosure-type format:

a.	The nature and amount of each accrual at the balance sheet date and the effect that could result using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.	The specific factors that you consider in estimating each accrual

c.	Considering that product sales did not begin until September 2004, address the factors in paragraph 8 of SFAS 48 that may impair you ability to make a reasonable estimate of future product returns. Explain why historical returns of similar or competing products in the distribution channel are sufficient in making a reasonable estimate.

d.	To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, explain the total product in sales dollars that could potentially be returned as of the balance sheet date and disaggregate by expiration period.

Securities and Exchange Commission	February 1, 2006

Response to 2c. The Company supplementally advises the Staff that since the launch of FACTIVE during the third quarter of 2004 it has not experienced any significant returns. During the initial launch, the Company provided certain wholesalers and pharmacies with stocking incentives that allowed for extended payment terms and guaranteed sale provisions. As a result of these special terms, the Company concluded that these sales were essentially consignment sales and recognized revenue only when the product had sold through to the patient. The Company also advises the Staff that these special terms were only offered on the initial orders to these customers and that all subsequent orders include payment terms and return rights that are customary in the industry. As a result, the Company recognizes revenue upon delivery for orders with normal and customary terms and records an accrual for an estimate of product returns. In estimating the accrual for product returns the Company considered the factors in paragraph 8 of SFAS 48 when determining a reasonable estimate for product returns. Although the Company has not yet developed its own history of returns because of the recent launch of FACTIVE, it believes that it can develop a reasonable estimate of returns. FACTIVE is an antibiotic that is similar to several other drugs in the marketplace which have similar channels of distribution, similar shelf-lives and similar return rights. The Company was able to verify through discussions with other pharmaceutical firms that promote and sell these other antibiotics that the Company’s initial estimate of returns was reasonable in relation to a product launch. The Company will continue to monitor actual returns as it gains more sales experience with FACTIVE.

In response to items 2a, b and d above, the Company also advises the Staff that it proposes to add similar language to the following paragraphs in Management’s Discussion and Analysis in its Form 10-K for the Year Ended December 31, 2005:

“Sales Rebates, Discounts and Incentives

The Company’s product sales are made to pharmaceutical wholesalers for further distribution through pharmacies to the ultimate consumers of the product. When we deliver our product, we reduce the amount of gross revenue recognized from such product sales based primarily on estimates of three categories of discounts and allowances—product returns, sales discounts and allowances and special promotional programs that suggest that all or part of the shipment should not be recognized as revenue at the time of the delivery.

Product Returns

Factors that are considered in our estimate of future product returns include an analysis of the amount of product in the wholesaler and pharmacy channel, review of consumer consumption data as reported by NDC Health, return rates for similar competitive anti-biotic products that have a similar shelf life and are sold in the same distribution channel, the remaining time to

Securities and Exchange Commission	February 1, 2006

expiration of our product, and our forecast of future sales of our product. Consistent with industry practice, we offer contractual return rights that allow our customers to return product within six months prior to and six months subsequent to the expiration date of our product. Our product has a 36-month expiration period from the date of manufacturing into a tablet. Based on the contractual terms of the product return rights, the product in the channel is eligible for return after March 31, 2006. At December 31, 2005, our product return reserve was approximately $720,000. This reserve is evaluated on a quarterly basis, assessing each of the factors described above, and adjusted accordingly. Based on the factors noted above, we believe our estimate of product returns is reasonable, and changes, if any, from this estimate would not have a material impact to our financial statements.

Sales Discounts and Allowances

Factors that are considered in determining our estimates for sales discounts and allowances include a combination of contractual obligations and historical payment experience.

Cash discounts

Our standard invoice includes a contractual cash 2% discount, net 30 days terms. Based on historical experience, we estimate that most of our customers deduct 2% discount from their balance. As of December 31, 2005, the balance for cash discounts was approximately $50,000.

Rebates

The liability for managed care rebates is based upon historical and current rebate redemption and utilization rates contractually submitted by each state. As of December 31, 2005 the balance for managed care rebates was approximately $381,000. Considering the estimates made by us, as well as estimates prepared by third party utilization reports that are necessary in evaluating the required liability balance, we believe our estimates are reasonable, and changes, if any, from those estimates would not be material to the financial statements. As of December 31, 2005, there have been no material changes to our estimates in the periods presented.

Securities and Exchange Commission	February 1, 2006

Special Promotional Programs

We have offered certain promotional incentives to date to our customers and may continue this practice in the future such as sample cards to end consumers, certain product incentives to pharmacy customers, and other sales stocking allowances. Examples of programs utilized to date follow:

Voucher Rebate Programs

During the first quarter of 2005, we initiated a voucher rebate program which offered a mail-in rebate to patients who received a FACTIVE prescription. We have accounted for this program in accordance with Emerging Issues Task Force No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (EITF No. 01-09). We developed a reasonable estimate of the liability for this program based upon historical redemption rates for completed programs by utilizing a third party processing company. The program was expected to be completed by December 31, 2005.

During the fourth quarter of 2005, the Company initiated a voucher rebate program whereby it offered mail-in rebates to retail consumers. The liability we recorded for this voucher rebate program is based upon the historical rebate redemption rates for the similar completed program that the Company commenced in the first quarter of 2005. As of December 31, 2005, the balance of the liability for this voucher program was approximately $93,000. The program will expire on April 30, 2006.

Sample Card Rebate Program

During the fourth quarter of 2004, we initiated a sample card program whereby we offered an incentive to patients in the form of a free full-course sample card for FACTIVE. We have accounted for this program in accordance with EITF 01-09. We did not have sufficient history with this type of incentive program in order to develop a reasonable and reliable estimate of the amount of expected reimbursement claims. As a result, in accordance with Issue 4 of EITF 01-09, we recorded the maximum reserve (100% redemption) for reimbursement claims related to sample cards distributed, which resulted in a reduction of revenues of approximately $920,000 at December 31, 2004. During the quarter ended September 30, 2005, we adjusted the reserve based upon completion of the program, which resulted in the recognition of product revenue of approximately $1,630,000. We may be able to consider the actual redemption rate from this program in estimating the liability for similar programs in the future.

Stocking Incentives

During the third quarter of 2004, in connection with the commercial launch of FACTIVE, we offered certain product stocking incentives to a number of pharmacy customers. These incentives included products with limited guaranteed sales provisions of up to nine months from date of purchase. As a result of these provisions, title and risk of loss of these products had not passed to the customer. Accordingly, we deferred all revenue related to these products until such time as the unit was provided to a patient with a prescription. As of December 31, 2004, we had recorded deferred revenue of $1,302,000 related to these units. During the quarter ended September 30, 2005, the guaranteed sales provisions expired and the remaining balance of deferred revenue

Securities and Exchange Commission	February 1, 2006

related to these units of approximately $885,000 was recognized as revenue. The balance of deferred revenue at the end of December 31, 2005 is $0.”

Please direct any comments or questions on the Company’s responses to me at (617) 951-7527. Thank you.

Very truly yours,

/s/ PATRICK O’BRIEN
Patrick O’Brien

cc:	Stephen Cohen, Chief Financial Officer

Joseph Vittiglio, Esq.

Robert E. Farrell, Jr. Corporate Controller